Exhibit 99

Supplemental Segment Information
	For the fiscal quarter ended October 31,		For the six months ended October 31,
In thousands	2007	2006	2007	2006
Orders Received:
Sign Making and Specialty Graphics	$ 91,158	$ 74,659	$178,156	$ 148,526
Apparel and Flexible Materials	49,638	48,297	100,336	96,088
Ophthalmic Lens Processing	19,107	19,593	35,429	37,975
	$159,903	$142,549	$313,921	$282,589

In thousands	October 31, 2007	April 30, 2007
Backlog:
Sign Making and Specialty Graphics	$ 4,997	$ 1,557
Apparel and Flexible Materials	42,614	43,197
Ophthalmic Lens Processing	1,200	2,600
	$48,811	$47,354